Item 77C

DREYFUS INSTITUIONAL PREFERRED MONEY MARKET FUNDS

-Dreyfus Institutional Preferred Money Market Fund

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus Institutional Preferred Money Market Fund (the “Fund”) was held on June 24, 2010. Out of a total of 48,535,874,411.629 shares (“Shares”) entitled to vote at the meeting, a total of 5,438,407,666.940 shares were represented at the Meeting, in person or by proxy. The following matter was submitted to  shareholders and results are as follows:

		Shares

	Votes For	Authority Withheld	Abstain

To approve an amended Management Agreement between the Dreyfus Institutional Preferred Money Market Funds, on behalf of the Fund, and The Dreyfus Corporation	2,596,833,114	2,841,263,193	311,359